July 15, 2019

Cam McMartin
Chief Financial Officer
Sailpoint Technologies Holdings, Inc.
11120 Four Points Drive, Building 1, Suite 100
Austin, TX 78726

       Re: Sailpoint Technologies Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 18, 2019
           Form 8-K Furnished on March 5, 2019
           File No. 001-38297

Dear Mr. McMartin:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services